UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For September 2025

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 3, 2025, a meeting of the Board of Directors (the “Board”) of Fenbo Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), was held at the Company’s principal executive office (the “Board Meeting”). In connection with the Board Meeting, the Board approved, among other things, the allotment and issuance of up to 20,000,000 units, with each unit consisting of (i) one ordinary shares of the Company of par value of US$0.0001 each (each a “Purchased Share”) or at the election of the allottee, one pre-funded warrant in lieu of one Purchased Share, and (ii) two warrants each entitling its holder to purchase one ordinary share of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2025	FENBO HOLDINGS LIMITED

/s/ Huang Hongwu
Huang Hongwu, Chief Executive Officer (Principal Executive Officer) and Executive Director